Exhibit 12.01
COMPUTATION OF RATIOS
December 31, 2013
BOND RATIO

SCANA and SCE&G:

Dollars in Millions
Year Ended December 31, 2013
Net earnings as defined in SCE&G's bond indenture dated April 1, 1993 (Mortgage)		$1,035.8
Divide by annualized interest charges on:
Bonds outstanding under the Mortgage	$196.0
Total annualized interest charges	196.0
Bond Ratio		5.28

RATIO OF EARNINGS TO FIXED CHARGES

Dollars in Millions	SCANA					SCE&G
Years Ended December 31,	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Fixed Charges as defined:
Interest on debt	$305.9	$301.3	$287.0	$270.4	$251.5	$226.4	$217.4	$207.8	$192.4	$181.4
Amortization of debt premium, discount and expense (net)	5.3	4.9	4.8	5.1	4.8	4.2	3.9	3.9	4.0	3.8
Interest component on rentals	4.9	4.9	5.2	4.6	7.9	4.5	3.2	3.6	3.1	5.5
Preference security dividend requirement of consolidated subsidiary	—	-	-	-	14.2	-	-	-	-	-
Total Fixed Charges (A)	$316.1	$311.1	$297.0	$280.1	$278.4	$235.1	$224.5	$215.3	$199.5	$190.7
Earnings as defined:
Pretax income from continuing operations	$693.8	$601.6	$555.6	$535.4	$524.2	$579.7	$509.5	$456.5	$433.6	$427.8
Total fixed charges above	316.1	311.1	297.0	280.1	278.4	235.1	224.5	215.3	199.5	190.7
Pretax equity in (earnings) losses of investees	(3.2)	(3.3)	(2.9)	(1.1)	(2.2)	3.5	3.8	2.3	2.1	0.1
Cash distributions from equity investees	9.6	3.3	3.6	4.8	3.3	-	-	-	-	-
Preference security dividend requirement from above	-	-	-	-	(14.2)	-	-	-	-	-
Total Earnings (B)	$1016.3	$912.7	$853.3	$819.2	$789.5	$818.3	$737.8	$674.1	$635.2	$619.0
Ratio of Earnings to Fixed Charges (B/A)	3.22	2.93	2.87	2.92	2.84	3.48	3.29	3.13	3.18	3.25

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